Exhibit 12.1

Penn Virginia GP Holdings, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

						Nine Months Ended September 30, 2008
	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings
Pre-tax income *	$10,180	$15,850	$22,038	$33,030	$28,098	$84,916
Fixed charges	5,048	7,328	14,351	19,783	19,766	19,038

Total earnings	$15,228	$23,178	$36,389	$52,813	$47,864	$103,954

Fixed Charges
Interest expense **	$4,986	$7,267	$14,053	$19,151	$18,896	$18,040
Rental interest factor	62	61	298	632	870	998

Total fixed charges	$5,048	$7,328	$14,351	$19,783	$19,766	$19,038

Ratio of earnings to fixed charges	3.0x	3.2x	2.5x	2.7x	2.4x	5.5x

*	Excludes equity earnings from investees.
**	Includes capitalized interest.